SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

SouthCrest Financial Group, Inc.
(Name of Issuer)

Kent Berry	Richard T. Bridges
Daniel W. Brinks	Harvey N. Clapp
Joan Cravey	Zack D. Cravey, Jr.
Douglas J. Hertha	Larry T. Kuglar
Michael D. McRae	Dr. Warren Patrick
Harold W. Wyatt, Jr.	Harold W. Wyatt, III
SouthCrest Financial Group, Inc.
(Names of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

84129X107
(CUSIP Number of Class of Securities)

Douglas J. Hertha
Chief Financial Officer
SouthCrest Financial Group, Inc.
600 North Glynn Street
Fayetteville, Georgia  30214
(770) 461-2781
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:
Kenneth M. Achenbach, Esq.
Bryan Cave Powell Goldstein
One Atlantic Center – Fourteenth Floor
1201 West Peachtree Street NW
Atlanta, Georgia  30309
(404) 572-6808

This statement is filed in connection with (check the appropriate box):
a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$ 3,637,384.50	$ 202.97**

*
For purposes of calculating the fee only.  This amount assumes 222,470 shares of common stock of the subject company will be exchanged for 222,470 shares of Series A Preferred Stock of the subject company.  Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of August 31, 2009, the last practicable day prior to filing, which was $16.35  per share.  The amount of the filing fee equals the aggregate transaction value multiplied by 0.00005580.

**	Paid with the initial filing of this Schedule 13e-3 on September 11, 2009.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

AMENDMENT NO. 2 TO TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with amendments to the Articles of Incorporation of SouthCrest Financial Group, Inc. (“SouthCrest” or the “Company”), which collectively provide for the reclassification  (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record on the books of the Company of fewer than 2,000 shares into the Company’s Series A Preferred Stock.  The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”).  A copy of the Articles of Amendment containing the proposed amendments is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule.  The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein.  The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the proposed amendments.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.  The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference.  Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “INFORMATION ABOUT SOUTHCREST AND ITS AFFILIATES—Market for Common Stock and Dividends and —Recent Affiliate Transactions in SouthCrest Stock,” and “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Number of Shares Outstanding.”

Item 3.	Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Schedule is c/o SouthCrest Financial Group, Inc., 600 North Glynn Street, Fayetteville, Georgia 30214, telephone (770) 461-2781.  Each filing person is a citizen of the United States and, except for Douglas J. Hertha and Kent Berry, is a director of the Company.  Larry T. Kuglar is also the President and Chief Executive Officer of the Company, Daniel W. Brinks is also the Chairman and Chief Operating Officer of the Company, Douglas J. Hertha is its Chief Financial Officer and Kent Berry is its Chief Credit Officer.  The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT SOUTHCREST AND ITS AFFILIATES—Directors and Executive Officers.”  No filing person has been (i) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (other than matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws during the past five years.

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Requirements for Shareholder Approval, SPECIAL FACTORS —Purpose of the Reclassification, —Reasons for the Reclassification, —Recommendation of the Board of Directors; Fairness of the Reclassification, —Effects of the Reclassification on Affiliates, —Effects of the Reclassification on Unaffiliated Shareholders and —Effects of the Reclassification on Shareholders Generally, —Federal Income Tax Consequences of the Reclassification” and “DISSENTERS’ RIGHTS.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Alternatives Considered, —Recommendation of the Board of Directors; Fairness of the Reclassification,” and “INFORMATION ABOUT SOUTHCREST AND ITS AFFILIATES —Recent Affiliate Transactions in SouthCrest Stock” and “—Related Party Transactions.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The shares of common stock reclassified to Series A Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock.  Other than the Reclassification described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving SouthCrest or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of SouthCrest or any subsidiary;

(3)	any material change in SouthCrest’s present dividend rate or policy or in its indebtedness or capitalization;

(4)
any change in SouthCrest’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in SouthCrest’s corporate structure or business;

(6)
any class of SouthCrest’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)
except as disclosed in response to Item 7 relating to the prospective termination of registration of the SouthCrest common stock under the Exchange Act, any class of SouthCrest’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of SouthCrest’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Purpose of the Reclassification, —Alternatives Considered, —Reasons for the Reclassification, —Pro Forma Effect of the Reclassification, —Effects of the Reclassification on SouthCrest, —Effects of the Reclassification on Affiliates, —Effects of the Reclassification on Unaffiliated Shareholders, —Effects of the Reclassification on Shareholders Generally, —Federal Income Tax Consequences of the Reclassification and —Determination of Fairness by SouthCrest Affiliates,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reclassification and —Determination of Fairness by SouthCrest Affiliates.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reclassification.”  No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Effects of the Reclassification on SouthCrest—Negative Effects—Financial Effects of the Reclassification.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT SOUTHCREST AND ITS AFFILIATES—Stock Ownership by Affiliates and —Recent Affiliate Transactions in SouthCrest Stock.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reclassification.”

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and to the audited historical financial statement information contained in the Company’s Form 10-K as of December 31, 2008, and the unaudited historical financial statement information contained in the Company’s 10-Q as of June 30, 2009.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Solicitation of Proxies.”

Item 15.	Additional Information

Not applicable.

Item 16.	Exhibits

1.	Definitive Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

Appendix A	Terms of the Series A Preferred Stock

Appendix B	Article 13 of the Georgia Business Corporation Code (Georgia Dissenters’ Rights Statute)

Appendix C	Articles of Amendment to the Articles of Incorporation

(Incorporated by reference to the definitive proxy statement relating to this transaction filed under cover of Schedule 14A; File No. 000-51287)

2.	Consent of Dixon Hughes PLLC

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2009
SOUTHCREST FINANCIAL GROUP, INC.

By:	/s/ Larry T. Kuglar
Larry T. Kuglar
President and Chief Executive Officer

OTHER FILING PERSONS:

/s/ Kent Berry
Kent Berry

/s/ Richard T. Bridges
Richard T. Bridges

/s/ Daniel W. Brinks
Daniel W. Brinks

/s/ Harvey N. Clapp
Harvey N. Clapp

/s/ Joan Cravey
Joan Cravey

/s/ Zack D. Cravey, Jr.
Zack D. Cravey, Jr.

/s/ Douglas J. Hertha
Douglas J. Hertha

/s/ Larry T. Kuglar
Larry T. Kuglar

/s/ Michael D. McRae
Michael D. McRae

/s/ Dr. Warren Patrick
Dr. Warren Patrick

/s/ Harold W. Wyatt, Jr.
Harold W. Wyatt, Jr.

/s/ Harold W. Wyatt, III
Harold W. Wyatt, III

EXHIBIT INDEX

1.	Definitive Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

Appendix A	Terms of the Series A Preferred Stock

Appendix B	Article 13 of the Georgia Business Corporation Code (Georgia Dissenters’ Rights Statute)

Appendix C	Articles of Amendment to the Articles of Incorporation

(Incorporated by reference to the definitive proxy statement relating to this transaction filed under cover of Schedule 14A; File No. 000-51287)

2.	Consent of Dixon Hughes PLLC